UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 5, 2022

This Report on Form 6-K shall be incorporated by reference in our Shelf Registration Statement on Form F-3 as amended (File No. 333-264051) and our Registration Statement on Form S-8 as amended (File No. 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ❑ No: ☒

Enclosures: Unaudited condensed consolidated interim financial statements as of June 30, 2022 and 2021 and for each of the six-month periods ended June 30, 2022 and 2021, prepared in accordance with IFRS, and related management’s discussion.

Financial and Operating Report
for the six months ended 30 June 2022
Johannesburg, 5 August 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the six-month period ended 30 June 2022.

GROUP - Key statistics
		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,233	1,200	2,472
Sold	- oz (000)	1,233	1,214	2,483

Financial review
Gold income	- $m	2,090	1,911	3,903
Cost of sales	- $m	1,592	1,400	2,857
Total cash costs	- $m	1,300	1,163	2,334
Gross profit	- $m	563	565	1,172

Price received per ounce *	- $/oz	1,874	1,801	1,796
Cost of sales - Subsidiaries	- $m	1,592	1,400	2,857
Cost of sales - Joint Ventures	- $m	163	178	350
All-in sustaining costs per ounce - Subsidiaries *	- $/oz	1,475	1,405	1,441
All-in sustaining costs per ounce - Joint Ventures *	- $/oz	1,003	919	856
All-in costs per ounce - Subsidiaries *	- $/oz	1,675	1,623	1,695
All-in costs per ounce - Joint Ventures *	- $/oz	1,082	929	900
Total cash costs per ounce - Subsidiaries *	- $/oz	1,114	1,055	1,017
Total cash costs per ounce - Joint Ventures *	- $/oz	756	699	647

Profit before taxation	- $m	407	507	958
Total borrowings	- $m	2,219	2,105	2,094

Profit (loss) attributable to equity shareholders	- $m	298	362	622
	- US cents/share	71	86	148
Headline earnings (1)	- $m	300	363	612
	- US cents/share	71	87	146
Net cash inflow from operating activities	- $m	992	467	1,268
Capital expenditure - Subsidiaries	- $m	434	429	1,028
Capital expenditure - Joint Ventures	- $m	38	32	72

(1) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.
* Refer to "Non-GAAP disclosure" for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 5 August 2022

June 2022
June 2022 Interim report - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 30 June 2022
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	712	(1)	(936)	8	452	(8)	1,262	9	1,023	8
Kibali - Attributable 45% [4]	157	(11)	(163)	(8)	118	(19)	1,003	9	756	8
Iduapriem	115	14	(153)	21	71	18	1,329	(16)	1,028	(9)
Obuasi	91	7	(115)	(1)	51	6	1,495	14	1,102	10
Siguiri - Attributable 85%	142	21	(201)	26	71	29	1,324	8	1,232	1
Geita	207	(13)	(268)	2	128	(26)	1,270	20	1,046	16
Non-controlling interests, admin and other			(36)	29	13	29

AUSTRALIA	254	14	(380)	10	97	83	1,375	(20)	1,204	(7)
Sunrise Dam	117	15	(185)	5	33	230	1,589	(10)	1,377	(6)
Tropicana - Attributable 70%	137	14	(180)	16	79	36	1,087	(31)	959	(8)
Admin and other			(15)	—	(15)	—

AMERICAS	267	2	(439)	21	132	(19)	1,714	25	1,062	15
Cerro Vanguardia - Attributable 92.50%	84	17	(125)	18	71	39	1,093	6	829	(5)
AngloGold Ashanti Mineração	144	(5)	(223)	14	61	(31)	1,931	38	1,082	22
Serra Grande	39	3	(79)	49	(4)	(125)	2,223	22	1,466	30
Non-controlling interests, admin and other			(12)	20	4	33

PROJECTS	—	—	—	—	—	(100)	—	—	—	—
Colombian projects	—	—	—	—	—	—	—	—	—	—
North American projects	—	—	—	—	—	(100)	—	—	—	—

Equity-accounted joint venture included above			163	8	(118)	19

AngloGold Ashanti	1,233	3	(1,592)	14	563	—

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note B under "Non-GAAP disclosure" for definition.
[3] Variance June 2022 six months on June 2021 six months - increase (decrease).
[4] Equity-accounted joint venture.

June 2022 Interim report - www.AngloGoldAshanti.com

OVERVIEW

Comparison of cost of sales

The following table presents cost of sales for the AngloGold Ashanti group for the six months ended 30 June 2022, the six months ended 30 June 2021 and the year ended 31 December 2021:

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
US Dollar million	2022	2021	2021
Cost of sales	1,592	1,400	2,857
Inventory change	(8)	(11)	(6)
Amortisation of tangible assets	(243)	(182)	(411)
Amortisation of intangible assets	(1)	(1)	(3)
Amortisation of right of use assets	(40)	(30)	(63)
Retrenchment costs	(4)	(1)	(2)
Rehabilitation and other non-cash costs	4	(12)	(38)
Total cash costs	1,300	1,163	2,334
Royalties	(88)	(80)	(162)
Other cash costs	(7)	(6)	(12)
Cash operating costs	1,205	1,077	2,160

Comparison of operating performance for the six months ended 30 June 2022 with the six months ended 30 June 2021

Production increased by 33,000oz, or 3%, from 1,200,000oz for the six months ended 30 June 2021 to 1,233,000oz for the six months ended 30 June 2022. Production is measured as ounces of refined gold in saleable form derived from the mining process. The increase in production for the group was largely driven by higher ore tonnes processed and a higher overall yield for the group. Despite the challenges presented by COVID-19 during the first half of 2022, there was only a limited immediate impact on production from COVID-19 estimated at 11,000oz at the Australian operations during the six months ended 30 June 2022, compared to an impact on production from COVID-19 estimated at 42,000oz across the Company in the six months ended 30 June 2021.

Production increases were recorded at Iduapriem, Obuasi, Siguiri, Sunrise Dam, Tropicana, Cerro Vanguardia and Serra Grande. At Iduapriem, gold production increased 14,000oz, or 14%, year-on-year to 115,000oz for the six months ended 30 June 2022 compared to 101,000oz for the six months ended 30 June 2021, mainly due to higher tonnes processed and higher grades processed as the mine accesses higher grade ore tonnes from Teberebie Cut 2. At Obuasi, gold production increased 6,000oz, or 7%, year-on-year to 91,000oz for the six months ended 30 June 2022 compared to 85,000oz for the six months ended 30 June 2021, mainly due to the continued ramp-up in the first six months of 2022 with tonnes processed increasing 36% year-on-year, partially offset by lower grades. At Siguiri, gold production increased 25,000oz, or 21%, year-on-year to 142,000oz for the six months ended 30 June 2022 compared to 117,000oz for the six months ended 30 June 2021, mainly due to a 24% increase in recovered grades and an improved recovery rate, partially offset by lower tonnes processed. At Sunrise Dam, gold production increased 15,000oz, or 15%, year-on-year to 117,000oz for the six months ended 30 June 2022 compared to 102,000oz for the six months ended 30 June 2021, mainly due to a combination of improved mill feed grades and metallurgical recoveries, resulting in a 17% improvement in yield. At Tropicana, gold production increased 17,000oz, or 14%, year-on- year to 137,000oz for the six months ended 30 June 2022 compared to 120,000oz for the six months ended 30 June 2021, mainly due to higher volumes processed and higher grades. At Cerro Vanguardia, gold production increased 12,000oz, or 17%, year-on-year to 84,000oz for the six months ended 30 June 2022 compared to 72,000oz for the six months ended 30 June 2021, mainly due to higher grades and higher ore tonnes processed. At Serra Grande, gold production increased 1,000oz, or 3%, year-on-year to 39,000oz for the six months ended 30 June 2022 compared to 38,000oz for the six months ended 30 June 2021, mainly due to higher grades and higher ore tonnes processed.

These increases in gold production were partly offset by lower production from Geita, Kibali and AngloGold Ashanti Mineração. At Geita, gold production decreased 30,000oz, or 13%, year-on-year to 207,000oz for the six months ended 30 June 2022 compared to 237,000oz for the six months ended 30 June 2021. The reduced planned production at Geita was mainly due to the lower grade Nyamulilima material being processed during the six months ended 30 June 2022, compared with the last of the higher grade Nyankanga stockpiles during the same period last year. Underground development continues to progress at Geita, with flexibility improving and resulting in a 14% increase year-on-year in underground grades. At Kibali, gold production decreased 20,000oz, or 11%, year-on-year to 157,000oz for the six months ended 30 June 2022 compared to 177,000oz for the six months ended 30 June 2021, mainly due to lower tonnes milled, as the mine replenished stockpiles during the six months ended 30 June 2022. At AngloGold Ashanti Mineração, gold production decreased 7,000oz, or 5%, year-on-year to 144,000oz for the six months ended 30 June 2022 compared to 151,000oz for the six months ended 30 June 2021, mainly due to lower ore tonnes processed, partially offset by a 4% increase year-on-year in grades. In addition, intense rainfalls followed by widespread flooding in the state of Minas Gerais in Brazil during the first half of 2022 negatively impacted production. Infrastructure was temporarily inaccessible in and around the mine and employees were confined to their homes in nearby cities during the flooding.

Comparison of financial performance for the six months ended 30 June 2022 with the six months ended 30 June 2021

Revenue from product sales

Revenue from product sales increased by $190m, or 10%, to $2,155m in the six months ended 30 June 2022 from $1,965m in the six months ended 30 June 2021. The increase was mainly due to a $73/oz, or 4%, increase in the gold price received per ounce to $1,874/oz
June 2022 Interim report - www.AngloGoldAshanti.com

for the six months ended 30 June 2022 from $1,801/oz for the six months ended 30 June 2021. The increase in revenue from product sales was also due to an increase in production in Australia and the Americas.

Cost of sales

Cost of sales increased by $192m, or 14%, from $1,400m in the six months ended 30 June 2021 to $1,592m in the six months ended 30 June 2022. The increase was primarily due to an increase in cash operating costs by $128m, or 12%, an increase in royalties by $8m, or 10%, an increase in retrenchment costs by $3m, or 300%, an increase in amortisation of tangible assets by a $61m, or 34%, and an increase in amortisation of right of use assets by $10m, or 33%. The increases were partly offset by a decrease in rehabilitation and other non-cash costs by $16m, or 133%, and a decrease in inventory change of $3m, or 27%. The increase in cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs) was primarily due to higher labour and contractors’ costs as well as higher consumable stores, services and other charges. Higher oil prices were a key driver of costs across the group, exacerbated by COVID-19 impacts and global geopolitical tensions relating to the armed conflict between Russia and Ukraine. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. Cost increases were partially offset by operating efficiencies.

Total cash costs

Total cash costs increased by $137m, or 12%, from $1,163m in the six months ended 30 June 2021 to $1,300m in the six months ended 30 June 2022. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs increased from $1,077m in the six months ended 30 June 2021 to $1,205m in the six months ended 30 June 2022, which represents a $128m, or 12%, increase. Cash operating costs increased mainly as a result of higher salaries and wages, stores, explosives, reagents, logistics, fuel and contractors’ costs as well as larger royalty payments due to the higher gold price received. Increases in oil prices due to global geopolitical tensions had a significant impact on operating costs. COVID-19 presented challenges within the overall logistics sector resulting in higher cost of transportation, warehousing and inventory prices. COVID-19 continues to present challenges as a result of absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels. Australia continues to experience increasingly robust competition for key mining and related skills from base metal and iron ore producers, driving salaries higher and causing personnel shortages in certain key areas where the demand for skills is especially acute.

Royalty costs, which are generally calculated as a percentage of revenue, increased from $80m in the six months ended 30 June 2021 to $88m in the six months ended 30 June 2022, which represents an $8m, or a 10%, increase. The increase in royalty costs was primarily due to increases in the gold prices received, higher production and royalty rate increases.

Retrenchment costs

Retrenchment costs increased by $3m, or 300%, to $4m for the six months ended 30 June 2022, compared to $1m in the six months ended 30 June 2021. The increase was mainly due to retrenchments in Cerro Vanguardia and AngloGold Ashanti Mineração.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs decreased by $16m, or 133%, from $12m for the six months ended 30 June 2021 to a credit of $4m for the six months ended 30 June 2022. This decrease was primarily due to changes in cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs and a decrease in community investment, compared to the same period in 2021.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible, intangible and right of use assets increased by $71m, or 33%, from $213m in the six months ended 30 June 2021 to $284m in the six months ended 30 June 2022.

Amortisation of tangible assets increased by $61m, or 34%, from $182m in the six months ended 30 June 2021 to $243m in the six months ended 30 June 2022. The increase was mainly due to higher amortisation at Iduapriem due to higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2 which commenced in 2022. At Tropicana, deferred stripping amortisation was higher due to mining and depletion of different ore bodies and increased capital additions. Production was higher than the same period in the prior year at Serra Grande which resulted in increased amortisation. At Obuasi, production was higher and the useful life for the mining fleet was reset, resulting in increased amortisation. At Geita, the useful life for Ore Reserve development and the heavy moving equipment was reset which resulted in increased amortisation. At Cerro Vanguardia, amortisation was higher due to the lower reserves compared with that of the same period in the prior year.

Amortisation relating to right of use assets, as recognised in accordance with IFRS 16 Leases, increased by $10m, or 33%, from $30m in the six months ended 30 June 2021 to $40m in the six months ended 30 June 2022. The increase was mainly due to additional lease contracts entered into at AngloGold Ashanti Mineração and Geita.

Amortisation of intangible assets remained unchanged at $1m for the six months ended 30 June 2022, compared to $1m in the six months ended 30 June 2021.

Inventory change

Inventory change decreased from $11m in the six months ended 30 June 2021 to $8m in the six months ended 30 June 2022, which represents a $3m, or 27% decrease. This decrease was primarily due to timing of gold shipments at Obuasi, partly offset by higher gold sold at a higher unit production cost at Iduapriem and higher gold sold at the Australian operations.

June 2022 Interim report - www.AngloGoldAshanti.com

Corporate administration, marketing and related expenses

Corporate administration, marketing and related expenses increased by $5m, or 14%, from $37m for the six months ended 30 June 2021 to $42m for the six months ended 30 June 2022. The increase mainly related to higher labour costs, consulting fees, travel costs and directors’ and officers’ insurance cost. The increase was partially offset by the exchange rate impact of a relatively weaker South African Rand against the US Dollar.

Exploration and evaluation costs

Exploration and evaluation costs increased by $25m, or 42%, from $59m for the six months ended 30 June 2021 to $84m for the six months ended 30 June 2022. The increase was mainly due to an increase in pre-feasibility study expenditures and greenfields exploration cost in North America and Colombia.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal decreased by $1m to a loss of $2m in the six months ended 30 June 2022, from a loss of $1m in the six months ended 30 June 2021.

Other (expenses) income

Other expenses decreased by $13m, or 50%, from $26m in the six months ended 30 June 2021 to $13m in the six months ended 30 June 2022. The higher costs during the six months ended 30 June 2021 mainly related to care and maintenance activities following a sill pillar incident at Obuasi in May 2021 which were not repeated during the corresponding period in 2022, as well as a change in estimate in respect of legacy environmental costs at Obuasi. The decrease was partly offset by an increase in government fiscal claims and legacy tailings storage facilities (“TSF”) obligations in Brazil, lower royalties received and higher indirect taxes.

Foreign exchange and fair value adjustments

A loss from foreign exchange movements of $53m was recorded in the six months ended 30 June 2022, compared to a loss of $31m in the six months ended 30 June 2021. The loss was mainly a result of adverse movements of the Brazilian Real, Argentinean Peso, Guinean Franc and Tanzanian Shilling against the US Dollar, partly offset by favourable movements of the Australian Dollar and Colombian Peso against the US Dollar.

Finance costs and unwinding of obligations

Finance costs and unwinding of obligations increased by $10m, or 18%, from $55m in the six months ended 30 June 2021 to $65m in the six months ended 30 June 2022. Finance costs for borrowings increased by $6m, or 13%, from $48m in the six months ended 30 June 2021 to $54m in the six months ended 30 June 2022. The increase was mainly due to lower capitalised interest at Obuasi. Unwinding of obligations increased by $4m, or 200%, from $2m in the six months ended 30 June 2021 to $6m in the six months ended 30 June 2022. The increase related mainly to higher discounting of environmental provisions and discounting of indirect taxes at Geita in the six months ended 30 June 2022.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased by $50m, or 41%, from $122m in the six months ended 30 June 2021 to $72m in the six months ended 30 June 2022. The decrease was mainly due to a decrease in revenue at Kibali as a result of lower gold sales and higher operating costs and other expenses, partly offset by a decrease in taxation.

Investment in associates and joint ventures

Investments in associates and joint ventures decreased by $534m, or 31%, from $1,696m in the six months ended 30 June 2021 to $1,162m in the six months ended 30 June 2022. The decrease related mainly to dividends received from Kibali during the six months ended 30 June 2022 and lower equity earnings.

Taxation

Taxation expense decreased by $40m, or 30%, from an expense of $134m in the six months ended 30 June 2021 to an expense of $94m in the six months ended 30 June 2022. The decrease in taxation was mainly attributable to lower current tax due to lower revenue received in Brazil and Tanzania and the impact of higher deferred tax assets recorded in Ghana due to higher taxable income. The decrease was partly offset by higher deferred tax liabilities in Argentina relating to higher capital expenditure, and higher deferred tax liabilities in Australia relating to higher deferred waste, Ore Reserve development expenditure and growth projects expenditure.

Comparison of cash flows in the six months ended 30 June 2022 with the six months ended 30 June 2021

Cash flow in the six months ended 30 June 2022 benefitted from a $179m, or 9%, increase in gold income from $1,911m for the six months ended 30 June 2021 to $2,090m for the six months ended 30 June 2022, primarily due to a $73/oz, or 4%, increase in the gold price received per ounce from $1,801/oz for the six months ended 30 June 2021 to $1,874/oz for the corresponding period in 2022 and an increase in gold ounces sold in Australia and the Americas.

Cash flows from operating activities

Cash flows from operating activities increased by $525m, or 112%, to a net inflow of $992m in the six months ended 30 June 2022, from a net inflow of $467m in the six months ended 30 June 2021. The increase in cash inflows generated by operations compared to the same period last year was mainly due to an increase in gold income and average gold price received, higher dividends received from joint
June 2022 Interim report - www.AngloGoldAshanti.com

ventures, as well as a decrease in net tax payments. The increase in cash inflows from operating activities was partly offset by higher cash operating costs and higher net cash outflow from operating working capital items (movements in working capital).

Net cash outflow from operating working capital items (movements in working capital) amounted to $133m in the six months ended 30 June 2022, compared with an outflow of $20m in the six months ended 30 June 2021, representing a change of $113m. The outflow from operating working capital items in the six months ended 30 June 2022 mainly related to prepayments on alternative energy supply contracts at Geita, advances paid to mining contractors at Obuasi and the unreceived proceeds from gold sales due to the timing of gold shipments at Geita during the six months ended 30 June 2022. Furthermore, the increase in outflow from operating working capital items in the six months ended 30 June 2022 was also due to an inflow from debtors due to the sale of the South African operations and the non-recurring release of ore stockpiles, each during the six months ended 30 June 2021, which were not repeated during the six months ended 30 June 2022.

Cash flows from operating activities were also impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”). In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $6m, or 4%, during the six months ended 30 June 2022 to $148m at 30 June 2022 from $142m at 31 December 2021, as a result of additional VAT claims submitted of $30m, partly offset by verified VAT claims against corporate tax payments of $22m and positive discounting adjustments of $2m. In Argentina, the Company recorded a $3m, or 16%, decrease in the net export duty receivables (after discounting provisions) during the six months ended 30 June 2022 to $16m at 30 June 2022 from $19m at 31 December 2021. In addition, CVSA’s cash balance increased by $10m (equivalent), or 7%, during the six months ended 30 June of 2022 to $149m (equivalent) at 30 June 2022 from $139m (equivalent) at 31 December 2021. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($174m (equivalent)) and onshore ($23m (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019 and 2020 financial years of $93m (equivalent) to AngloGold Ashanti. While the approval is pending, the cash remains fully available for CVSA’s operational and exploration requirements. Additionally, during the six months ended 30 June 2022 dividends related to the 2021 financial year were approved and CVSA will submit a new application to the Argentinean Central Bank in order to approve the purchase of US Dollars in order to distribute an offshore dividend of $81m (equivalent).

Dividends received from joint ventures increased by $478m, or 673%, from $71m in the six months ended 30 June 2021 to $549m in the six months ended 30 June 2022. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During the six months ended 30 June 2022, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $549m. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $549m). No dividends (net of withholding taxes) were received from Kibali Goldmines S.A. AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC decreased by $458m, or 92%, from $499m at 31 December 2021 to $41m at 30 June 2022. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During the six months ended 30 June 2022, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. The Company’s attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) in the DRC increased by $4m, or 5%, during the six months ended 30 June 2022 to $77m at 30 June 2022 from $73m at 31 December 2021. Furthermore, Kibali Goldmines S.A. continues to engage in discussions with the DRC customs authorities regarding the customs claims previously reported. A formal reassessment notice has not yet been issued by the DRC customs authorities with respect to these claims.

Net taxation paid decreased by $131m, or 60%, from $218m in the six months ended 30 June 2021 to $87m in the six months ended 30 June 2022. The decrease in net taxation paid was mainly due to lower payments in Brazil as a result of lower profits earned during the period and corporate tax offsets in Argentina and Tanzania.

Cash flows from investing activities

Cash flows from investing activities amounted to a net outflow of $786m in the six months ended 30 June 2022, which is $391m, or 99%, higher than a net outflow of $395m in the six months ended 30 June 2021. The increase in expenditure was mainly due to the acquisition of Corvus Gold Inc. (“Corvus”), an increase in cash restricted for use and an increase in other investments acquired. The Company completed its $365m cash acquisition of Corvus on 18 January 2022. The increased investment expenditure was partly offset by lower interest capitalised and paid and an increase in interest received.

Cash flows from financing activities

Cash flows from financing activities amounted to a net outflow of $68m in the six months ended 30 June 2022, which is a change of $223m from a net outflow of $291m in the six months ended 30 June 2021.

Proceeds from borrowings amounted to $202m for the six months ended 30 June 2022, compared to $7m in the six months ended 30 June 2021. During the first half of 2022, the Company made a further drawdown of $41m on the $150m Geita revolving credit facility (“RCF”) (which is now fully drawn), a further drawdown of $65m on the Australian portion of the previous US$1.4bn multi-currency RCF and a drawdown of $96m on the Australian portion of the new US$1.4bn multi-currency RCF.

Cash outflows from repayment of borrowings amounted to $96m during the six months ended 30 June 2022, compared to $7m during the six months ended 30 June 2021. During the first half of 2022, there was a full repayment of $96m on the previous US$1.4bn multi-currency RCF (entered into during October 2018). Following its full repayment, the previous facility was cancelled during June 2022 and replaced with a new US$1.4bn multi-currency RCF.

Finance costs paid remained unchanged at $49m for six months ended 30 June 2022 compared to the six months ended 30 June 2021.

Other borrowing costs were $11m for the six months ended 30 June 2022, compared to nil for the six months ended 30 June 2021, which related to borrowing costs in relation to the new US$1.4bn multi-currency RCF entered into during June 2022.

Dividends paid decreased by $138m from $207m in the six months ended 30 June 2021 to $69m in the six months ended 30 June 2022. Dividends declared to non-controlling interests increased by $29m from $8m in the six months ended 30 June 2021 to $37m in the six
June 2022 Interim report - www.AngloGoldAshanti.com

months ended 30 June 2022. Due to timing of payments, dividends paid to non-controlling interests decreased by $1m from $8m in the six months ended 30 June 2021 to $7m in the six months ended 30 June 2022. These dividends were paid by the Company’s non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders. In the six months ended 30 June 2022, the Company declared and paid a dividend of $62m to its shareholders, compared to a dividend of $199m declared and paid in the six months ended 30 June 2021. On 4 August 2022, the Company declared an interim dividend of $121m, or 29 US cents per share, for the six months ended 30 June 2022.

Liquidity

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2022 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender and exchange offers or other means.

Total borrowings (including lease liabilities) increased by $114m, or 5%, from $2,105m at 30 June 2021 to $2,219m at 30 June 2022. AngloGold Ashanti’s cash and cash equivalents increased to approximately $1.3bn at 30 June 2022 compared with approximately $1.1bn at 30 June 2021.

During June 2022, AngloGold Ashanti signed a new five-year unsecured multi-currency RCF maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks. This new US$1.4bn multi-currency RCF also allows for a drawing in Australian Dollars to a maximum of A$500m. This new US$1.4bn multi-currency RCF replaced the previous US$1.4bn RCF (including an A$500m RCF) put in place in 2018.

At 30 June 2022, the group had a cash position (cash and cash equivalents) of approximately $1.3bn, with liquidity comprising the new US$1.4bn multi-currency RCF of which $1.3bn was undrawn; the $65m Siguiri RCF of which $30m was undrawn; the South African R150m ($9m) RMB corporate overnight facility which was undrawn; and the $150m Geita RCF, which was fully drawn. At 30 June 2022, the Company had a cash and cash equivalent balance of approximately $1.3bn, taking overall group liquidity to approximately $2.6bn.

Supplemental parent guarantor and subsidiary issuer financial information

AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti Limited (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds certain of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 30 June 2022 consisted of:

•a $300m 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually;
•a $750m 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually; and
•a $700m 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually.

The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The Guarantor has obtained the approval of the South African Reserve Bank to provide each of the guarantees. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries. As at 30 June 2022, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.

The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s Condensed Consolidated Interim Financial Statements for the six months ended and as at 30 June 2022.
June 2022 Interim report - www.AngloGoldAshanti.com

Income statement information

	Obligor Group (1)
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar million	2022	2021

Revenues from Non-Obligor Subsidiaries	1	5
Revenues from Investments	7	22
Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	1	—
Loss for the period from continuing operations	(70)	(154)
Loss for the period	(70)	(154)

(1) Gross profit is not disclosed for the Obligor Group. The Guarantor changed the nature of its main operating activities from mining operations to investment holding in 2021 and has no costs and expenses applicable to revenue. As a result, cost of sales and gross profit are no longer presented. The principal activity of the Issuer is to act as a holding company for certain of AngloGold Ashanti’s operations and assets located outside of South Africa.

Statement of financial position information

	Obligor Group
	As at	As at
	Jun	Dec
US Dollar million	2022	2021

ASSETS
Receivables due from Non-Obligor Subsidiaries	1,562	969
Other current assets	733	661
Total current assets	2,295	1,630

Non-current assets	33	42

LIABILITIES
Payables due to Non-Obligor Subsidiaries	291	270
Other current liabilities	216	245
Total current liabilities	507	515

Non-current liabilities	1,811	1,826

Capital expenditure

Total capital expenditure (including equity-accounted joint ventures) increased by $11m, or 2%, year-on-year to $472m in the six months ended 30 June 2022, compared to $461m in the six months ended 30 June 2021.

Total sustaining capital expenditure increased by $19m, or 6%, from $311m for the six months ended 30 June 2021 to $330m for the six months ended 30 June 2022. The increase in sustaining capital expenditure was largely due to higher expenditure on Ore Reserve development at Obuasi and Geita as well as increased expenditure on the Brazilian TSF compliance programme. The increase was partly offset by lower pre-stripping and deferred stripping at Tropicana due to mining different ore bodies. The Company continues to progress on its reinvestment programme aimed at pursuing key growth-driven brownfield projects across the portfolio. The Company’s TSFs in Brazil are in the process of being converted to dry-stacking operations to comply with new legal requirements relating to TSFs in Brazil. Capital expenditure allocated to the Brazilian TSF compliance programme for 2022 is expected to be approximately $90m. At Geita, the mine is undertaking a project to connect to the national grid, which is a mix of hydro and gas power. As a result, energy costs are expected to decrease. The capital expenditure forecast for the project is approximately $25m, spread over 2022 and 2023.

Total non-sustaining capital expenditure decreased by $8m, or 5%, from $150m for the six months ended 30 June 2021 to $142m for the six months ended 30 June 2022. At Obuasi, non-sustaining capital expenditure decreased as project work changed from the prior year due to changes in project scope. At Quebradona, non-sustaining capital expenditure was lower as the prior period included land acquired and higher capitalised feasibility costs. This decrease was partly offset by higher growth capital expenditure at Tropicana as waste mining in the Havana open pit cutback commences. At Iduapriem, non-sustaining capital expenditure was higher due to increased investment in the TSF compliance programme.

June 2022 Interim report - www.AngloGoldAshanti.com

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended Jun 2022	Six months ended Jun 2021	% Variance six months vs prior year six months
Operating review (Gold)
Production (kozs)	1,233	1,200	3

Financial review
Gold income ($m)	2,090	1,911	9
Gold price received per ounce ($/oz) (3)	1,874	1,801	4
Corporate & marketing costs ($m) (1)	42	37	14
Exploration & evaluation costs ($m)	84	59	42

Cost of sales - Subsidiaries ($m)	1,592	1,400	14
Cost of sales - Joint Ventures ($m)	163	178	(8)
All-in sustaining costs per ounce - Subsidiaries ($/oz) (2) (3)	1,475	1,405	5
All-in sustaining costs per ounce - Joint Ventures ($/oz) (2) (3)	1,003	919	9
All-in costs per ounce - Subsidiaries ($/oz) (2) (3)	1,675	1,623	3
All-in costs per ounce - Joint Ventures ($/oz) (2) (3)	1,082	929	16
Total cash costs per ounce - Subsidiaries ($/oz) (3)	1,114	1,055	6
Total cash costs per ounce - Joint Ventures ($/oz) (3)	756	699	8

Profit before taxation ($m)	407	507	(20)

Capital expenditure - Subsidiaries ($m)	434	429	1
Capital expenditure - Joint Ventures ($m)	38	32	19
(1) Includes administration and related expenses.
(2) World Gold Council standard.
(3) Refer to “Non-GAAP disclosure” for definitions.
Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FAP”) review programme was initiated in the first quarter of 2022 with the aim of understanding the full potential of each asset in the portfolio. The FAP review programme requires a three-month assessment for each asset covering mine design and all key operating parameters and costs, which highlights any gaps between current - and best possible - performance. The FAP assessment helps to identify and prioritise the key improvement initiatives which are then implemented over the next 6 to 24 months. This process is owned and managed by the relevant site leadership team, and rigorously tracked until full value is delivered.

This work has been initiated at selected sites in each jurisdiction, starting with the Sunrise Dam mine in Australia. The Sunrise Dam FAP assessment identified 33 improvement initiatives. A similar FAP assessment was completed at the Siguiri mine in Guinea. The Siguiri team identified 29 improvement initiatives and has started implementing such initiatives. The Cuiabá mine in Brazil is currently still in the process of completing its FAP assessment, and the Cuiabá team is working through 46 improvement opportunities which are expected to be fully assessed over the next few weeks. We intend to use the learnings from these initial pilots in the next wave of FAP assessments.

SAFETY UPDATE

The Company recorded a fatality-free first six months of 2022.

The Total Recordable Injury Frequency Rate (“TRIFR”), previously known as the All-Injury Frequency Rate (“AIFR”), the broadest measure of workplace safety, improved to 1.33 injuries per million hours worked for the first six months of 2022, compared to 2.19 injuries per million hours worked for the first six months of 2021. TRIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

The rollout of the Company’s revitalised safety strategy continues at all operations, intensifying AngloGold Ashanti’s employees’ and contractors’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti’s safety improvement. The Company continues to address high consequence incidents through the application of its Major Hazard Management process.

COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. The Company continues to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

COVID-19 continues to present challenges in 2022 with absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

Despite the challenges presented by COVID-19 during the first half of 2022, there was only a limited immediate impact on production from COVID-19 estimated at 11,000oz at the Australian operations during the six months ended 30 June 2022, compared to an impact on production from COVID-19 estimated at 42,000oz across the Company in the six months ended 30 June 2021.

June 2022 Interim report - www.AngloGoldAshanti.com

OPERATING HIGHLIGHTS

African Operations

In the Africa region, subsidiaries produced 555,000oz at a cost of sales of $773m and a total cash cost per ounce of $1,099/oz for the six months ended 30 June 2022, compared to 540,000oz at a cost of sales of $691m and a total cash cost per ounce of $1,027/oz for the six months ended 30 June 2021. Joint ventures produced 157,000oz at a cost of sales of $163m and a total cash cost per ounce of $756/oz for the six months ended 30 June 2022, compared to 177,000oz at a cost of sales of $178m and a total cash cost per ounce of $699/oz for the six months ended 30 June 2021.

Costs in the region showed an upward trend during the first six months of 2022 as some operations continued their strategy of reinvestment focusing on long-term ore source access through pre-stripping and Ore Reserve development as well as the necessary infrastructure requirements. Operational Excellence remains one of the key ongoing initiatives to unlock value for the region in the short term and to offset current cost and production headwinds.

In Ghana, Iduapriem’s production increased by 14,000oz, or 14%, to 115,000oz at a cost of sales of $153m and a total cash cost per ounce of $1,028/oz for the six months ended 30 June 2022, compared to 101,000oz at a cost of sales of $126m and a total cash cost per ounce of
$1,134/oz for the six months ended 30 June 2021. The increase in production was mainly due to higher tonnes processed and higher grades processed as the mine accesses higher grade ore tonnes from Teberebie Cut 2. Cost of sales increased mainly due to higher amortisation as a result of a higher asset base following ongoing reinvestment capital expenditure and higher amortisation of stripping assets as Teberebie Cut 2 commenced, and higher operating costs related to higher fuel price, labour, consumable store and royalty costs, partly offset by lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce were 9% lower year-on-year primarily as a result of higher production and efficiency improvements, partially offset by higher costs related to the increase in the fuel price, and higher royalties related to the higher gold price received. Iduapriem is in a three-year reinvestment phase and is currently undertaking extensive waste stripping in Block 7 and Block 8 to provide operational flexibility and access to higher grade ore scheduled for treatment in the near to medium term.

Obuasi’s production increased by 6,000oz, or 7%, to 91,000oz at a cost of sales of $115m and a total cash cost per ounce of $1,102/oz for the six months ended 30 June 2022, compared to 85,000oz at a cost of sales of $116m and a total cash cost per ounce of $999/oz for the six months ended 30 June 2021. Obuasi’s production continued to ramp up in the first six months of 2022, as tonnes processed increased 36% year-on-year, which was partially offset by lower grades. Cost of sales decreased mainly due to lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs. This decrease was partly offset by higher amortisation as units of production continued to ramp up, and higher operating costs related to higher fuel price, power, mining contractor, consumable store and royalty costs. Total cash costs per ounce increased year-on-year mainly as a result of a portion of the prior period’s costs being classified as care and maintenance costs following the sill pillar incident in May 2021, which resulted in the temporary suspension of underground operations.

In Tanzania, Geita’s production decreased by 30,000oz, or 13%, to 207,000oz at a cost of sales of $268m and a total cash cost per ounce of $1,046/oz for the six months ended 30 June 2022, compared to 237,000oz at a cost of sales of $262m and a total cash cost per ounce of $898/oz for the six months ended 30 June 2021. The reduced planned production was mainly due to the lower grade Nyamulilima material being processed during the six months ended 30 June 2022, compared with the last of the higher grade Nyankanga stockpiles during the same period last year. Underground development continues to progress at Geita, with flexibility improving, resulting in a 14% increase year-on-year in underground grades. Cost of sales increased mainly due to higher amortisation from Nyankanga underground following commencement of commercial production in Block 3 as well as higher amortisation of leased assets due to an extension of the open pit drilling contract, and higher operating costs related to higher fuel price, labour, mining contractor and consumable store costs, partly offset by lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs and lower royalty costs due to lower gold revenue. Total cash costs per ounce increased mainly as a result of lower production related to an overall lower yield as well as increases in logistics, fuel and other input costs, partially offset by improved plant availability and higher throughput, as well as favourable ore stockpile inventory movements.

In Guinea, Siguiri’s production increased by 25,000oz, or 21%, to 142,000oz at a cost of sales of $237m and a total cash cost per ounce of
$1,232/oz for the six months ended 30 June 2022, compared to 117,000oz at a cost of sales of $187m and a total cash cost per ounce of $1,214/oz for the six months ended 30 June 2021. The higher production was primarily due to a 24% increase in recovered grades and an improved recovery rate, partially offset by lower tonnes processed. Cost of sales increased mainly due to higher amortisation as a result of higher levels of gold production, higher operating costs related to higher fuel price, labour, mining contractor, consumable store and royalty costs and higher community investment expenditure. Total cash costs per ounce were nearly flat year-on-year as the benefit of higher gold production was more than offset by higher operating costs related to cost increases in reagents and fuel, higher mining costs primarily due to mining fleet maintenance and component replacement as well as higher royalties paid.

In the DRC, Kibali’s production decreased by 20,000oz, or 11%, to 157,000oz at a cost of sales of $163m and a total cash cost per ounce of
$756/oz for the six months ended 30 June 2022, compared to 177,000oz at a cost of sales of $178m and a total cash cost per ounce of $699/oz for the six months ended 30 June 2021. Gold production was lower year-on-year mainly due to lower tonnes milled, as the mine replenished stockpiles during the six months ended 30 June 2022. Cost of sales decreased mainly due to lower gold production levels as the mine built up its stockpile levels, lower amortisation due to lower gold production and lower royalty costs, partly offset by higher fuel price and consumable store costs. Total cash costs per ounce increased mainly as a result of lower gold production, higher oil and commodity prices and higher diesel and reagent consumption. This increase was partially offset by favourable ore stockpile inventory movements.

International Operations

The Americas region production increased by 6,000oz, or 2%, to 267,000oz at a cost of sales of $439m and a total cash cost per ounce of $1,062/oz for the six months ended 30 June 2022, compared to 261,000oz at a cost of sales of $364m and a total cash cost per ounce of $923/oz for the six months ended 30 June 2021. The estimated COVID-19 impacts on production for the six months ended 30 June 2022 was nil compared to 16,000oz for the six months ended 30 June 2021.

In Brazil, AngloGold Ashanti Mineração’s production decreased by 7,000oz, or 5%, to 144,000oz at a cost of sales of $223m and a total cash cost per ounce of $1,082/oz for the six months ended 30 June 2022, compared to 151,000oz at a cost of sales of $195m and a total
June 2022 Interim report - www.AngloGoldAshanti.com

cash cost per ounce of $889/oz for the six months ended 30 June 2021. Gold production was lower year-on-year mainly due to lower ore tonnes processed, partially offset by a 4% increase year-on-year in grades. In addition, intense rainfalls followed by widespread flooding in the state of Minas Gerais in Brazil during the first half of 2022 negatively impacted production. Infrastructure was inaccessible in and around the mine and employees were confined to their homes in nearby cities due to flooding. Cost of sales increased mainly due to higher amortisation of leased assets, a change in useful life of TSFs, and higher operating costs related to higher fuel price, labour, mining contractor and consumable store costs, partly offset by lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce were higher year-on-year mainly as a result of lower gold production, an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, as well as higher costs related to salaries, fuel, lubricants, reagents and steel. This increase was partially offset by higher by-product revenue and improved efficiencies.

Serra Grande’s production decreased by 1,000oz, or 3%, to 39,000oz at a cost of sales of $79m and a total cash cost per ounce of $1,466/oz for the six months ended 30 June 2022, compared to 38,000oz at a cost of sales of $53m and a total cash cost per ounce of $1,129/oz for the six months ended 30 June 2021. Production was higher year-on-year mainly due to higher grades and higher ore tonnes processed. Cost of sales increased mainly due to higher amortisation due to higher gold production and a decrease in reserves, higher operating costs related to higher fuel price, labour and consumable store costs. Total cash costs per ounce were higher year-on-year mainly as a result of an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, higher costs related to salaries, fuel, lubricants, explosives, reagents and steel as well as an unfavourable movement in ore stockpiles.

In Argentina, Cerro Vanguardia’s production increased by 12,000oz, or 17%, to 84,000oz at a cost of sales of $135m and a total cash cost per ounce of $829/oz for the six months ended 30 June 2022, compared to 72,000oz at a cost of sales of $115m and a total cash cost per ounce of $872/oz for the six months ended 30 June 2021. Production was higher year-on-year mainly due to higher grades and higher ore tonnes processed. Cost of sales increased mainly due to higher amortisation as a result of higher gold production and a decrease in reserves, and higher operating costs related to higher fuel price, power, labour and consumable store costs, partly offset by lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce were lower year-on-year mainly due to higher production, higher by-product revenue, a favourable movement in the exchange rate of the Argentinean Peso against the US Dollar and a favourable ore stockpile variance. This decrease was partially offset by higher salaries, higher consumption of materials and services and higher royalties paid.

The Australia region production increased by 32,000oz, or 14%, to 254,000oz at a cost of sales of $380m and a total cash cost per ounce of $1,204/oz for the six months ended 30 June 2022, compared to 222,000oz at a cost of sales of $346m and a total cash cost per ounce of $1,296/oz for the six months ended 30 June 2021.

The weaker exchange rate of the Australian Dollar against the US Dollar had a favourable impact on costs for the first half of 2022 as compared to the first half of 2021. High commodity prices and low unemployment have resulted in a fierce competition for skills causing a higher turnover rate for operators and maintenance staff. This situation has been exacerbated by the re-opening of the Australian borders and an increase in COVID-19 cases. Both Australian operations continue to experience the compound effect of skills shortages and COVID-related employee absenteeism.

Sunrise Dam’s production increased by 15,000oz, or 15%, to 117,000oz at a cost of sales of $185m and a total cash cost per ounce of $1,377/oz for the six months ended 30 June 2022, compared to 102,000oz at a cost of sales of $176m and a total cash cost per ounce of $1,469/oz for the six months ended 30 June 2021. Production was higher year-on-year mainly due to a combination of improved mill feed grades and metallurgical recoveries, resulting in a 17% improvement in yield. This increase was partially offset due to COVID-related absenteeism of critical underground operators, resulting in an estimated 11,000oz of lost production. Cost of sales increased mainly due to higher amortisation as a result of higher gold production, and higher operating costs related to higher fuel price, mining contractor, consumable store and royalty costs. Total cash costs per ounce were lower year-on-year primarily due to higher gold production, partially offset by higher mining costs related to the Golden Delicious open pit, higher royalties paid as well as higher labour and consumable costs.

Tropicana’s production increased by 17,000oz, or 14%, to 137,000oz at a cost of sales of $180m and a total cash cost per ounce of $959/oz for the six months ended 30 June 2022, compared to 120,000oz at a cost of sales of $155m and a total cash cost per ounce of $1,039/oz for the six months ended 30 June 2021. Production was higher year-on-year mainly due to higher volumes processed and higher grades. Cost of sales increased mainly due to higher amortisation of stripping assets, depletion of different ore bodies and higher gold production, and higher operating costs related to higher fuel price, labour, mining contractor, consumable store and royalty costs, partly offset by lower environmental rehabilitation provisions due to changes in inflation and discount rates used in calculating rehabilitation costs. Total cash costs per ounce improved 8% year-on-year mainly as a result of higher gold production, partially offset by higher fuel, labour, and parts and equipment costs, higher royalties paid and an increase in underground mining costs related to the Boston Shaker underground mine.

UPDATE ON CAPITAL PROJECTS

Obuasi
While the Obuasi mine continued to progress its ramp-up plan during the first six months of 2022, the mine did experience some challenges during the period which impacted tonnes mined and meters developed. In the first quarter of 2022, there were challenges related to the paste fill plant availability. The paste fill plant is key to filling primary stopes to allow the mining of secondary stopes at Obuasi. During the second quarter of 2022, there were challenges related to low equipment availability and utilisation. As a result, underground tonnes mined in the first six months of 2022 were below plan and, at the end of June 2022, approximately 35% below the 4,000 tonnes per day target. However, by the end of the second quarter of 2022, the paste fill plant performance had improved significantly, to about 1,517m3 from 1,083m3 at the end of the first quarter 2022.

By contrast, tonnes processed during the first six months of 2022 were ahead of plan mainly due to higher underground tonnes mined as well as additional tailings material processed during the period. As a result, gold production for the first six months of 2022 was in line with plan.

During July 2022, the mine prioritised underground stoping. Mined underground ore tonnes have also improved with the seven-day rolling average to 25 July 2022 improving 13%, when compared to the seven-day rolling average to 7 July 2022, to 3,950 tonnes per day at an average mill grade of 7.5g/t.

June 2022 Interim report - www.AngloGoldAshanti.com

Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress.

Tropicana
Completion of a recent scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). As part of the PFS, the development of the “Havana Link” drive is being considered. This development will extend from the Tropicana decline and has the potential to provide multiple benefits including additional ventilation for the existing underground mine at Tropicana, a drilling platform to access high grade mineralisation between Tropicana and Havana, and early access to the Havana underground for continuing infill and verification drilling as part of the PFS.

Nevada
AngloGold Ashanti’s project team has integrated the Corvus assets and project data during the first six months of 2022 to establish priorities for the remainder of the year. For the second half of 2022, multiple activities are planned to take place in the district with work at North Bullfrog and Silicon to convert Mineral Resource to Ore Reserve as priorities. The Company completed planning for feasibility study work at North Bullfrog and also commenced a PFS at Silicon along with further drilling at the Merlin deposit. An eagle permit was received for the Silicon project area during the first quarter of 2022. Given the various exploration targets across the tenement, the Company’s exploration priorities for the district are being reviewed and are being prioritised to take place over the next few years in a staged manner.

Quebradona
Following the decision of Colombia’s environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application relating to the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on AngloGold Ashanti’s licence submission. On 29 April 2022, AngloGold Ashanti was informed that ANLA has dismissed the appeal and confirmed the decision to archive the Company’s application.

AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA’s decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona in due course.

Gramalote
Based on preliminary results of the optimised feasibility study for the Gramalote gold project in Colombia, a joint operation between B2Gold Corp. (“B2Gold”) and AngloGold Ashanti, the partners have determined that the project does not currently meet their investment thresholds for development at this time. Therefore, in conjunction with finalising the Gramalote feasibility study by the end of the third quarter of 2022, B2Gold and AngloGold Ashanti intend to jointly complete a comprehensive review of the alternatives relating to the project. The interests of all stakeholders will be considered in making a decision on the future of the project.
June 2022 Interim report - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
US Dollar million	Notes	Unaudited	Unaudited	Unaudited

Revenue from product sales	2	2,155	1,965	4,029
Cost of sales	3	(1,592)	(1,400)	(2,857)
Gross profit		563	565	1,172
Corporate administration, marketing and related expenses		(42)	(37)	(73)
Exploration and evaluation costs		(84)	(59)	(164)
Impairment, derecognition of assets and profit (loss) on disposal		(2)	(1)	11
Other (expenses) income	4	(13)	(26)	(136)
Operating profit (loss)		422	442	810
Interest income		31	29	58
Foreign exchange and fair value adjustments		(53)	(31)	(43)
Finance costs and unwinding of obligations	5	(65)	(55)	(116)
Share of associates and joint ventures’ profit (loss)	6	72	122	249
Profit (loss) before taxation		407	507	958
Taxation	7	(94)	(134)	(312)
Profit (loss) for the period		313	373	646

Allocated as follows:
Equity shareholders		298	362	622
Non-controlling interests		15	11	24
		313	373	646

Basic profit (loss) per ordinary share (US cents) (1)		71	86	148
Diluted profit (loss) per ordinary share (US cents) (2)		71	86	148

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2022 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Mark Pringle (BComm), the group’s Interim SVP: Finance. This process was supervised by Mr Ian Kramer (CA (SA)), the group’s Interim Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.
June 2022 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) for the period	313	373	646

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(22)	(10)	(22)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	3	2	(3)
Net (loss) gain on equity investments	(37)	(40)	(73)
Actuarial gain (loss) recognised	—	—	(1)
Deferred taxation thereon	14	(4)	(6)
	(20)	(42)	(83)

Other comprehensive income (loss) for the period, net of tax	(42)	(52)	(105)

Total comprehensive income (loss) for the period, net of tax	271	321	541

Allocated as follows:
Equity shareholders	256	310	517
Non-controlling interests	15	11	24
	271	321	541

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.

June 2022 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2022	2021	2021
			Restated(1)	Restated(1)
US Dollar million	Notes	Unaudited	Unaudited	Unaudited

ASSETS
Non-current assets
Tangible assets		4,081	3,147	3,493
Right of use assets		202	163	175
Intangible assets		116	127	122
Investments in associates and joint ventures		1,162	1,696	1,647
Other investments		18	148	117
Inventories		6	47	27
Trade, other receivables and other assets		218	254	237
Deferred taxation		29	7	7
Cash restricted for use		32	32	32
		5,864	5,621	5,857

Current assets
Inventories		720	690	703
Trade, other receivables and other assets		335	277	260
Cash restricted for use		34	29	26
Cash and cash equivalents		1,266	1,081	1,154
		2,355	2,077	2,143

Total assets		8,219	7,698	8,000

EQUITY AND LIABILITIES
Share capital and premium	9	7,237	7,221	7,223
Accumulated losses and other reserves		(2,994)	(3,373)	(3,181)
Shareholders’ equity		4,243	3,848	4,042
Non-controlling interests		30	47	52
Total equity		4,273	3,895	4,094

Non-current liabilities
Borrowings		1,953	1,726	1,858
Lease liabilities		138	124	124
Environmental rehabilitation and other provisions		671	715	729
Provision for pension and post-retirement benefits		75	85	77
Trade, other payables and provisions		6	7	7
Deferred taxation		322	267	313
		3,165	2,924	3,108

Current liabilities
Borrowings		52	203	51
Lease liabilities		76	52	61
Trade, other payables and provisions		637	589	647
Taxation		16	35	39
		781	879	798

Total liabilities		3,946	3,803	3,906

Total equity and liabilities		8,219	7,698	8,000

(1) The tangible assets and accumulated losses and other reserve balances for 30 June 2021 and 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

June 2022 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2022	2021	2021
US Dollar million	Notes	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers		2,150	1,977	4,054
Payments to suppliers and employees		(1,620)	(1,363)	(2,701)
Cash generated from operations	11	530	614	1,353
Dividends received from joint ventures (1)		549	71	231
Taxation refund		—	7	20
Taxation paid		(87)	(225)	(336)
Net cash inflow (outflow) from operating activities		992	467	1,268

Cash flows from investing activities
Capital expenditure		(434)	(429)	(1,027)
Interest capitalised and paid		(1)	(9)	(14)
Acquisition of assets (2)		(365)	—	—
Acquisition of intangible assets		—	—	(1)
Dividends from other investments		8	12	22
Proceeds from disposal of tangible assets		—	2	25
Other investments and assets acquired		(16)	(5)	(4)
Proceeds from disposal of joint ventures		—	2	2
Loans advanced		—	(10)	(15)
Decrease (increase) in cash restricted for use		(10)	13	14
Interest received		32	29	58
Net cash inflow (outflow) from investing activities		(786)	(395)	(940)

Cash flows from financing activities
Proceeds from borrowings		202	7	822
Repayment of borrowings		(96)	(7)	(820)
Repayment of lease liabilities		(40)	(30)	(63)
Finance costs - borrowings		(49)	(49)	(111)
Finance costs - leases		(5)	(5)	(9)
Other borrowing costs		(11)	—	(35)
Dividends paid		(69)	(207)	(240)
Net cash inflow (outflow) from financing activities		(68)	(291)	(456)

Net increase (decrease) in cash and cash equivalents		138	(219)	(128)
Translation		(26)	(30)	(48)
Cash and cash equivalents at beginning of period		1,154	1,330	1,330
Cash and cash equivalents at end of period		1,266	1,081	1,154

(1) Received from Kibali.

(2) On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc.(“Corvus”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus.

Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti group) received C$4.10 in cash per Corvus share.The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to leased mineral properties & exploration results of $450m and water rights of $10m.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 15.
June 2022 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings (1)	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (2)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2020 Restated Unaudited	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit (loss) for the period			362				362	11	373
Other comprehensive income (loss)				(43)	(1)	(8)	(52)		(52)
Total comprehensive income (loss)	—	—	362	(43)	(1)	(8)	310	11	321
Shares issued	7						7		7
Share-based payment for share awards net of exercised		1					1		1
Dividends paid			(199)				(199)		(199)
Dividends of subsidiaries							—	(8)	(8)
Translation		1					1	(1)	—
Balance at 30 June 2021 Restated Unaudited	7,221	79	(2,145)	88	—	(1,395)	3,848	47	3,895

Balance at 31 December 2021 Restated Unaudited	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit (loss) for the period			298				298	15	313
Other comprehensive income (loss)				(23)		(19)	(42)		(42)
Total comprehensive income (loss)	—	—	298	(23)	—	(19)	256	15	271
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(7)					(7)		(7)
Dividends paid			(62)				(62)		(62)
Dividends of subsidiaries							—	(37)	(37)
Transfer on derecognition of equity investment			69	(69)			—		—
Balance at 30 June 2022 Unaudited	7,237	77	(1,599)	(39)	(2)	(1,431)	4,243	30	4,273

(1) The (Accumulated losses) Retained earnings balances have been restated due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

(2) Foreign currency translation reserve includes a loss of $1,396m (Dec 2021: $1,399m; Jun 2021: $1,394m) that will not re-cycle through the Income Statement on disposal of non-foreign operations, and a loss of $35m (Dec 2021: $13m; Jun 2021: $1m) relating to foreign operations that will re-cycle through the Income Statement on disposal.

June 2022 Interim report - www.AngloGoldAshanti.com

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the group’s new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America’s segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the effected operating segment information has been restated.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Gold income
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	1,386	1,360	2,644
Kibali - Attributable 45%	281	322	659
Iduapriem	224	186	361
Obuasi	165	164	204
Siguiri	321	252	545
Geita	395	436	875

AUSTRALIA *	475	398	890
Sunrise Dam	218	185	416
Tropicana - Attributable 70%	257	213	474

AMERICAS *	510	475	1,028
Cerro Vanguardia	168	130	279
AngloGold Ashanti Mineração	267	274	600
Serra Grande	75	71	149

	2,371	2,233	4,562
Equity-accounted joint venture included above	(281)	(322)	(659)
	2,090	1,911	3,903

By-product revenue
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	3	3	5
Kibali - Attributable 45%	1	1	2
Iduapriem	—	—	1
Obuasi	1	1	—
Siguiri	—	—	1
Geita	1	1	1

AUSTRALIA *	2	2	4
Sunrise Dam	1	1	1
Tropicana - Attributable 70%	1	1	3

AMERICAS *	61	50	119
Cerro Vanguardia	44	40	93
AngloGold Ashanti Mineração	17	10	26

	66	55	128
Equity-accounted joint venture included above	(1)	(1)	(2)
	65	54	126

June 2022 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Cost of sales
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	936	869	1,650
Kibali - Attributable 45%	163	178	350
Iduapriem	153	126	238
Obuasi	115	116	164
Siguiri	237	187	410
Geita	268	262	488

AUSTRALIA *	380	346	740
Sunrise Dam	185	176	364
Tropicana - Attributable 70%	180	155	346
Admin and other	15	15	30

AMERICAS *	439	364	822
Cerro Vanguardia	135	115	261
AngloGold Ashanti Mineração	223	195	435
Serra Grande	79	53	123
Admin and other	2	1	3

CORPORATE AND OTHER	—	(1)	(5)

	1,755	1,578	3,207
Equity-accounted joint venture included above	(163)	(178)	(350)
	1,592	1,400	2,857

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	452	493	999
Kibali - Attributable 45%	118	145	311
Iduapriem	71	61	124
Obuasi	51	48	41
Siguiri	84	65	135
Geita	128	174	388

AUSTRALIA *	97	53	153
Sunrise Dam	33	10	53
Tropicana - Attributable 70%	79	58	130
Admin and other	(15)	(15)	(30)

AMERICAS *	132	162	325
Cerro Vanguardia	77	55	111
AngloGold Ashanti Mineração	61	90	191
Serra Grande	(4)	17	26
Admin and other	(2)	—	(3)

CORPORATE AND OTHER	—	2	6

	681	710	1,483
Equity-accounted joint venture included above	(118)	(145)	(311)
	563	565	1,172

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

June 2022 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Amortisation
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	162	126	268
Kibali - Attributable 45%	45	49	105
Iduapriem	32	8	19
Obuasi	16	11	22
Siguiri	24	22	47
Geita	45	36	75

AUSTRALIA * (1)	77	63	150
Sunrise Dam	26	25	60
Tropicana - Attributable 70%	50	37	88
Admin and other	1	1	2

AMERICAS *	88	72	161
Cerro Vanguardia	17	11	27
AngloGold Ashanti Mineração	51	49	108
Serra Grande	20	11	25
Admin and other	—	1	1

CORPORATE AND OTHER	2	1	3

	329	262	582
Equity-accounted joint venture included above	(45)	(49)	(105)
	284	213	477

(1) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

Capital expenditure		Restated(1)	Restated(1)
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	217	226	506
Kibali - Attributable 45%	38	32	72
Iduapriem	53	44	105
Obuasi	64	92	168
Siguiri	11	12	38
Geita	51	46	123

AUSTRALIA *	93	101	185
Sunrise Dam	20	39	62
Tropicana - Attributable 70%	73	62	122
Admin and other	—	—	1

AMERICAS *	154	109	346
Cerro Vanguardia	21	11	69
AngloGold Ashanti Mineração	104	72	195
Serra Grande	29	26	82

PROJECTS * (1)	7	25	52
Colombian projects	6	25	52
North American projects	1	—	—

CORPORATE AND OTHER	1	—	11

	472	461	1,100
Equity-accounted joint venture included above	(38)	(32)	(72)
	434	429	1,028

(1) A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.
June 2022 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
Total assets		Restated(1)(3)	Restated(1)(3)
US Dollar million	Unaudited	Unaudited	Unaudited

AFRICA *	3,988	4,164	4,226
Kibali - Attributable 45%	1,120	1,647	1,604
Iduapriem	405	345	386
Obuasi	1,125	981	1,036
Siguiri	530	473	463
Geita	804	712	732
Admin and other	4	6	5

AUSTRALIA (2)	986	1,048	1,034

AMERICAS *	1,647	1,375	1,573
Cerro Vanguardia	514	459	491
AngloGold Ashanti Mineração	855	649	781
Serra Grande	250	192	252
Admin and other	28	75	49

PROJECTS * (3)	694	282	313
Colombian projects	216	196	211
North American projects	478	86	102

CORPORATE AND OTHER	904	829	854

	8,219	7,698	8,000

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The total asset balances for 30 June 2021 and 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 15.

(2) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

(3) A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.
June 2022 Interim report - www.AngloGoldAshanti.com

Notes
for the six months ended 30 June 2022

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2021, except for the adoption of new or amended standards applicable from 1 January 2022 which other than the impact as set out below, had no material impact on the financial statements of the group.

The group adopted and retrospectively applied the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022, which resulted in a changed accounting policy and retrospective impact adjustments as disclosed in note 15.

These condensed consolidated interim financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2022. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2021.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income	2,090	1,911	3,903
By-products	65	54	126
Revenue from product sales	2,155	1,965	4,029

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Cash operating costs	1,205	1,077	2,160
Royalties	88	80	162
Other cash costs	7	6	12
Total cash costs	1,300	1,163	2,334
Retrenchment costs	4	1	2
Rehabilitation and other non-cash costs	(4)	12	38
Amortisation of tangible assets	243	182	411
Amortisation of right of use assets	40	30	63
Amortisation of intangible assets	1	1	3
Inventory change	8	11	6
	1,592	1,400	2,857

June 2022 Interim report - www.AngloGoldAshanti.com

4 Other expenses (income)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Care and maintenance	—	13	45
Government fiscal claims	8	2	7
Legacy TSF obligations	(7)	2	9
Pension and medical defined benefit provisions	3	3	7
Royalty received	(1)	(2)	(2)
Retrenchment and related costs	—	1	18
Legal fees and project costs	1	—	10
Other indirect taxes	9	7	18
Premium on settlement of bonds	—	—	24
	13	26	136

5 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Finance costs - borrowings	54	48	101
Finance costs - leases	5	5	9
Unwinding of obligations	6	2	6
	65	55	116

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures’ profit

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Revenue	298	341	697
Operating costs and other expenses	(198)	(186)	(370)
Net interest (paid) received	(1)	4	7
Profit (loss) before taxation	99	159	334
Taxation	(27)	(37)	(85)
Profit (loss) after taxation	72	122	249

June 2022 Interim report - www.AngloGoldAshanti.com

7 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

South African taxation
Normal taxation	1	—	—
Prior year (over) under provision	—	(1)	(1)
	1	(1)	(1)

Foreign taxation
Normal taxation	87	115	252
Prior year under (over) provision	—	—	(3)
Deferred taxation
Temporary differences	3	14	52
Prior year under (over) provision	—	—	4
Change in estimate	3	4	6
Change in statutory tax rate	—	2	2
	93	135	313

	94	134	312

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $6m (2021: $7m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 30 June 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $22m (2021: $19m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m (1) (2021: $74m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 30 June 2022. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $50m (2021: $48m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

(1) Includes reduction of overall exposure by $50m (2021: $48m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2021: $14m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the
June 2022 Interim report - www.AngloGoldAshanti.com

fourth quarter of 2021. The Ghana Revenue Authority has proposed out of court settlement to close the matter. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2021: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. The committee is yet to be constituted.

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2021: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $312m (2021: $291m) including an adjusted tax assessment relating to the 2020 tax year of $21m received in June 2022. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid $25m (2021: $25m) under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.
June 2022 Interim report - www.AngloGoldAshanti.com

8 Headline earnings(4)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	298	362	622
Net impairment on property, plant and equipment and right of use asset (1)	—	2	2
Derecognition of assets (1)	1	—	4
(Profit) loss on disposal of tangible assets (1)	1	(1)	(17)
Taxation on net (profit) loss on disposal of tangible assets	—	—	1
Headline earnings (loss)	300	363	612

Headline earnings (loss) per ordinary share (US cents) (2)	71	87	146
Diluted headline earnings (loss) per ordinary share (US cents) (3)	71	87	146

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.
(4) Headline earnings and headline earnings per share disclosure has been included due to Johannesburg Stock Exchange requirements.

Number of shares
Ordinary shares	418,045,117	417,155,042	417,272,178
Fully vested options	1,949,302	1,834,464	2,483,449
Weighted average number of shares	419,994,419	418,989,506	419,755,627
Dilutive potential of share options	68,524	64,307	301,076
Dilutive number of ordinary shares	420,062,943	419,053,813	420,056,703

9 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited
Share capital
Authorised: (1)
600,000,000 ordinary shares of 25 SA cents each	23	23	23
	23	23	23

Issued and fully paid:
418,375,210 (Jun 2021: 417,345,340; Dec 2021: 417,501,452) ordinary shares in issue of 25 SA cents each	17	17	17
	17	17	17

Share premium
Balance at beginning of period	7,206	7,250	7,250
Ordinary shares issued	14	7	9
Preference shares redeemed (1)			(53)
	7,220	7,257	7,206
Less: held within the group
Redeemable preference shares		(53)
Balance at end of period	7,220	7,204	7,206
Share capital and premium	7,237	7,221	7,223

(1) During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.
June 2022 Interim report - www.AngloGoldAshanti.com

10 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,909	1,931	1,931
Proceeds from borrowings	202	7	822
Repayment of borrowings	(96)	(7)	(820)
Finance costs paid on borrowings	(43)	(53)	(115)
Interest charged to the income statement	48	51	106
Other borrowing cost	—	—	(11)
Deferred loan fees	(9)	—	(4)
Translation	(6)	—	—
Closing balance	2,005	1,929	1,909

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	43	53	115
Capitalised finance cost	(1)	(9)	(14)
Commitment fees, environmental guarantees fees and other	7	5	10
Total finance costs paid	49	49	111

Reconciliation of lease liabilities
Opening balance	185	153	153
Lease liabilities recognised	75	54	103
Repayment of lease liabilities	(40)	(30)	(63)
Finance costs paid on lease liabilities	(5)	(5)	(9)
Interest charged to the income statement	5	5	9
Change in estimate	(3)	—	—
Translation	(3)	(1)	(8)
Closing balance	214	176	185

LIBOR linked borrowings

The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.

During the first half of 2022, the $1.4bn multi-currency RCF was repaid and replaced with a new five-year $1.4bn multi-currency RCF with interest charged at a margin of 1.45% above SOFR adjusted for CAS. The $65m Siguiri RCF, which was due to mature on 3 May 2002, was extended on 29 April 2022 for three months and the interest rate amended to a fixed rate plus 8.5%.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US Dollar million	Carrying value at 30 June 2022	Repayable within one year	Repayable within one to two years
Geita RCF ($150m) (1)	63	—	—

(1) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The Geita RCF was fully drawn at 30 June 2022. The Geita RCF matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

June 2022 Interim report - www.AngloGoldAshanti.com

11 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	407	507	958
Adjusted for:
Amortisation of tangible and right of use assets	283	212	474
Amortisation of intangible assets	1	1	3
Finance costs and unwinding of obligations	65	55	116
Environmental rehabilitation, silicosis and other provisions	(40)	(21)	(20)
Impairment, derecognition of assets and (profit) loss on disposal	2	2	7
Other expenses (income)	11	14	61
Profit (loss) on sale of assets	—	(2)	(22)
Interest income	(31)	(29)	(58)
Share of associates and joint ventures’ (profit) loss	(72)	(122)	(249)
Other non-cash movements	37	17	30
Movements in working capital	(133)	(20)	53
	530	614	1,353

Movements in working capital:
(Increase) decrease in inventories	(7)	60	58
(Increase) decrease in trade and other receivables	(98)	(75)	(49)
Increase (decrease) in trade, other payables and provisions	(28)	(5)	44
	(133)	(20)	53

12 Financial risk management activities
Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) are carried at fair value in level 1 of the fair value hierarchy and warrants classified as fair value through profit and loss (FVTPL) are carried at fair value in level 2 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Carrying amount	2,005	1,929	1,909
Fair value	1,802	2,085	2,011

June 2022 Interim report - www.AngloGoldAshanti.com

Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Jun	2022			Jun	2021			Dec	2021
	Unaudited				Unaudited				Unaudited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVOCI	15			15	147			147	116			116
Other equity securities FVTPL (1)		3		3
Deferred compensation asset			19	19			26	26			25	25

(1) Included in equity securities - FVTPL are warrants to purchase common shares in PureGold Mining Inc. (“PureGold”). The fair value of the warrants were less than $1m as at 30 June 2021 and 31 December 2021.

Level 2 Financial assets

The fair value measurements of the PureGold warrants as at 30 June 2022 have been categorised as Level 2 fair values based on observable market data other than quoted market prices. The warrants have been valued using the Black-Scholes Model which takes into account the following inputs:

•Volatility of the underlying asset (i.e. the PureGold shares);
•Strike price of the warrants;
•Canadian risk free interest rate; and
•Time to expiration.

The warrants have expiration dates of 25 November 2022 and 15 April 2023.

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $19m is being recognised in the statement of financial position as at 30 June 2022.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 30 June 2022, no portion of deferred compensation below infrastructure has been recognised.

June 2022 Interim report - www.AngloGoldAshanti.com

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

			As at	As at
			Jun	Dec
			2022	2021
US Dollar million			Unaudited	Unaudited
Opening balance			25	28
Unwinding of the deferred compensation asset			1	2
Changes in estimates - fair value adjustments (1)			(7)	(3)
Translation			—	(2)
Closing balance (2)			19	25

(1) Included in the Income Statement in Foreign exchange and fair value adjustments
(2) Included in the Statement of Financial Position in Non-current Trade, other receivables and other assets

Sensitivity analysis
The table below illustrates the impact if the weighted number of ounces used in the weighted probability calculation increases or decreases over the period calculated on the fair value of the deferred compensation asset.

	Percentage change in number of ounces	Change in deferred compensation asset $m	Percentage change in number of ounces	Change in deferred compensation asset $m
	Jun 2022		Dec 2021
Effect of changes in assumptions
Increase in number of ounces	+10%	2	+10%	3
Decrease in number of ounces	-10%	(2)	-10%	(3)
The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $9.6m for a current carrying value of the liability of AUD $127.6m. At Iduapriem, we have provided a bond comprising of a cash component of $10.8m with a further bond guarantee amounting to $38.8m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $49.7m. At Obuasi, we have provided a bond comprising of a cash component of $21.54m with a further bank guarantee amounting to $30m issued by Stanbic Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $193.3m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

June 2022 Interim report - www.AngloGoldAshanti.com

13 Capital commitments

	As at	As at	As at
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	246	217	146

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2022 and 31 December 2021 are detailed below:

Litigation claims

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

June 2022 Interim report - www.AngloGoldAshanti.com

15 New and amended standards adopted by the group

AngloGold Ashanti adopted amended IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022.

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. An entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and gross profit of $33m as at 31 December 2020. There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2020 restatement is included in the accumulated losses opening balance of the 2021 financial reporting period. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

	June 2021			December 2021
US Dollar million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Statement of financial position
Tangible assets	3,114	33	3,147	3,460	33	3,493
(Accumulated losses) and other reserves	(3,406)	33	(3,373)	(3,214)	33	(3,181)

Statement of changes in equity
(Accumulated losses) Retained earnings	(2,178)	33	(2,145)	(1,937)	33	(1,904)

In accordance with the transitional provisions in IAS 16, AngloGold Ashanti has applied IAS 16 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

16 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. The Company continues to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

COVID-19 continues to present challenges in 2022 with absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

17 Announcements and subsequent events

AngloGold Ashanti’s CFO Christine Ramon retired in June 2022
On 30 June 2022, Ms. Christine Ramon took early retirement from her role as Chief Financial Officer, after more than seven years with the Company. Effective 1 July 2022, Mr. Ian Kramer has been appointed as Interim Chief Financial Officer until such date as a replacement Chief Financial Officer has been appointed.

Debt Refinancing
During June 2022, AngloGold Ashanti signed a new five-year unsecured multi-currency revolving credit facility (“RCF”) maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks. This new US$1.4bn multi-currency RCF also allows for a drawing in Australian Dollars to a maximum of A$500m. This new US$1.4bn multi-currency RCF replaces the previous US$1.4bn RCF (including an A$500m RCF) put in place in 2018.

AngloGold Ashanti approved to list on A2X
AngloGold Ashanti was approved for a secondary listing on A2X Markets (“A2X”) and its shares were available for trading from 6 June 2022. AngloGold Ashanti’s listings on the Johannesburg Stock Exchange (“JSE”), the New York Stock Exchange (“NYSE”), the Australian Securities Exchange (“ASX”) and Ghana Stock Exchange (“GhSE”) were maintained. The issued share capital is unaffected by the additional listing on A2X. A2X is a licenced stock exchange authorised to provide a secondary listing venue for companies.

June 2022 Interim report - www.AngloGoldAshanti.com

Gramalote Project
Subsequent to 30 June 2022, based on the preliminary results of the optimised feasibility study for the Gramalote Project in Colombia, a joint operation between the Company and B2Gold, both partners have determined that the project does currently not meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalising the Gramalote feasibility study by the end of the third quarter of 2022, the Company and B2Gold intend to jointly complete a comprehensive review of the alternatives relating to the project. The decision was considered to be an impairment indicator.

The Company has performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) and the analysis concluded that the carrying value of the Gramalote Project CGU is not impaired.

By order of the Board

M RAMOS A CALDERON             I KRAMER
Chairman Chief Executive Officer Interim Chief Financial Officer

3 August 2022
June 2022 Interim report - www.AngloGoldAshanti.com

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.125 for the six months ended 30 June 2022 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	493.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	394.40000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	418,387,029
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2022
Declaration date	Friday, 5 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 22 August
Last date to trade ordinary shares cum dividend	Tuesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 24 August 2022 and Friday, 26 August 2022, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 22 August 2022 and Friday, 26 August 2022, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2022
Last date to trade ordinary shares cum dividend	Wednesday, 24 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 24 August
Ordinary shares trade ex-dividend	Thursday, 25 August
Record date	Friday, 26 August
Payment date	Friday, 9 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2022
Ex dividend on New York Stock Exchange	Thursday, 25 August
Record date	Friday, 26 August
Approximate date of currency conversion	Friday, 9 September
Approximate payment date of dividend	Monday, 19 September

Assuming an exchange rate of R17.00/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.29 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2022
Last date to trade and to register GhDSs cum dividend	Wednesday, 24 August
GhDSs trade ex-dividend	Wednesday, 24 August
Record date	Friday, 26 August
Approximate payment date of dividend	Friday, 9 September

Assuming an exchange rate of R1/¢0.5020, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.2.47486 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
June 2022 Interim report - www.AngloGoldAshanti.com

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in-costs per ounce” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

“Price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

During 2018, the World Gold Council (WGC), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by- product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses,
June 2022 Interim report - www.AngloGoldAshanti.com

nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2022 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2022 and 2021 and the year ended 31 December 2021 is presented on a total and segment basis in Note B. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of gold income as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2022 to “price received” and “price received per ounce” for each of the six-month periods ended 30 June 2022 and 2021 and the year ended 31 December 2021 is presented in Note A.

A    Price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2022	2021	2021
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,090	1,911	3,903
Adjusted for non-controlling interests	(61)	(47)	(103)
	2,029	1,864	3,800
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	281	322	659
Attributable gold income including realised non-hedge derivatives	2,310	2,186	4,459

Attributable gold sold - oz (000)	1,233	1,214	2,483
Price received per unit - $/oz	1,874	1,801	1,796

June 2022 Interim report - www.AngloGoldAshanti.com

B    Summary of operations by mine

For the six months ended 30 June 2022

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	—
By-product revenue	—
Cost of sales	—
Amortisation of tangible, right of use and intangible assets	(2)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	42
Lease payment sustaining	1
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	42
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	42
All-in sustaining costs	42
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	4
Other provisions	—
All-in costs	46
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	46
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	—
- By product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	(1)
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(2)
Adjusted for non-controlling interests and non-gold producing companies	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	(2)
Gold produced - oz (000)(2)	—
Total cash costs per unit - $/oz(3)	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	163	—	163	153	115	237	268	—	773
By-product revenue	(1)	—	(1)	—	(1)	—	(1)	—	(2)
Cost of sales	162	—	162	153	114	237	267	—	771
Amortisation of tangible, right of use and intangible assets	(45)	—	(45)	(32)	(16)	(24)	(45)	—	(117)
Adjusted for decommissioning and inventory amortisation	1	—	1	—	—	—	—	—	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—
Lease payment sustaining	3	—	3	2	—	—	10	—	12
Sustaining exploration and study costs	—	—	—	1	(1)	3	5	—	8
Total sustaining capital expenditure	30	—	30	35	34	10	31	—	110
All-in sustaining costs	151	—	151	159	131	226	268	—	784
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(34)	—	—	(34)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	151	—	151	159	131	192	268	—	750
All-in sustaining costs	151	—	151	159	131	226	268	—	784
Non-sustaining project capital expenditure	8	—	8	18	30	1	20	—	69
Non-sustaining lease payments	—	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	3	—	3	1	—	2	3	—	6
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	1	1	—	(9)	—	—	—	(9)
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	162	1	163	178	152	229	293	—	852
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(34)	—	—	(34)
All-in costs adjusted for non-controlling interest and non-gold producing companies	162	1	163	178	152	195	293	—	818
Gold sold - oz (000)(2)	150	—	150	120	88	145	211	—	564
All-in sustaining cost per unit - $/oz(3)	1,003	—	1,003	1,329	1,495	1,324	1,270	—	1,331
All-in cost per unit - $/oz(3)	1,077	—	1,082	1,488	1,736	1,341	1,384	—	1,450
June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	163	—	163	153	115	237	268	—	773
- By product revenue	(1)	—	(1)	—	(1)	—	(1)	—	(2)
- Inventory change	5	—	5	(5)	3	(5)	(4)	—	(11)
- Amortisation of tangible assets	(44)	—	(44)	(30)	(15)	(24)	(33)	—	(102)
- Amortisation of right of use assets	(1)	—	(1)	(2)	—	—	(12)	—	(14)
- Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(3)	—	(3)	2	(2)	(2)	(1)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	119	—	119	118	99	206	217	—	640
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	(31)	—	—	(31)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	119	—	119	118	99	175	217	—	609
Gold produced - oz (000)(2)	157	—	157	115	91	142	207	—	555
Total cash costs per unit - $/oz(3)	756	—	756	1,028	1,102	1,232	1,046	—	1,099
June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	185	180	15	380	135	223	79	2	439	—
By-product revenue	(1)	(1)	—	(2)	(44)	(17)	—	—	(61)	—
Cost of sales	184	179	15	378	91	206	79	2	378	—
Amortisation of tangible, right of use and intangible assets	(26)	(50)	(1)	(77)	(17)	(51)	(20)	—	(88)	—
Adjusted for decommissioning and inventory amortisation	1	—	—	1	1	—	(1)	—	—	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	6	6	1	13	—	15	2	—	17	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1	—
Total sustaining capital expenditure	20	15	—	35	21	104	29	—	154	—
All-in sustaining costs	185	150	15	350	97	274	89	2	462	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	185	150	15	350	90	274	89	2	455	—
All-in sustaining costs	185	150	15	350	97	274	89	2	462	—
Non-sustaining project capital expenditure	—	58	—	58	—	—	—	—	—	7
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	10	2	8	20	—	4	1	—	5	44
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	10	—	—	10	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	195	210	23	428	97	288	90	2	477	51
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	195	210	23	428	90	288	90	2	470	51
Gold sold - oz (000)(2)	116	138	—	254	83	142	40	—	265	—
All-in sustaining cost per unit - $/oz(3)	1,589	1,087	—	1,375	1,093	1,931	2,223	—	1,714	—
All-in cost per unit - $/oz(3)	1,671	1,523	—	1,683	1,093	2,027	2,252	—	1,772	—
June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	185	180	15	380	135	223	79	2	439	—
- By product revenue	(1)	(1)	—	(2)	(44)	(17)	—	—	(61)	—
- Inventory change	2	1	—	3	—	1	(1)	—	—	—
- Amortisation of tangible assets	(21)	(46)	—	(67)	(17)	(37)	(19)	—	(73)	—
- Amortisation of right of use assets	(5)	(4)	(1)	(10)	—	(14)	(1)	—	(15)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	3	2	2	—	—	4	—
- Retrenchment costs	—	—	(1)	(1)	(1)	(1)	(1)	—	(3)	—
Total cash costs net of by-product revenue	161	132	13	306	75	157	57	2	291	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	161	132	13	306	69	157	57	2	285	—
Gold produced - oz (000)(2)	117	137	—	254	84	144	39	—	267	—
Total cash costs per unit - $/oz(3)	1,377	959	—	1,204	829	1,082	1,466	—	1,062	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information(4)	163	1,592
By-product revenue	(1)	(65)
Cost of sales	162	1,527
Amortisation of tangible, right of use and intangible assets	(45)	(284)
Adjusted for decommissioning and inventory amortisation	1	1
Corporate administration and marketing expenditure	—	42
Lease payment sustaining	3	43
Sustaining exploration and study costs	—	9
Total sustaining capital expenditure	30	300
All-in sustaining costs	151	1,638
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(41)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	151	1,597
All-in sustaining costs	151	1,638
Non-sustaining project capital expenditure	8	134
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	3	75
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	1	5
Other provisions	—	—
All-in costs	163	1,854
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(41)
All-in costs adjusted for non-controlling interests and non-gold producing companies	163	1,813
Gold sold - oz (000)(2)	150	1,083
All-in sustaining cost per unit - $/oz(3)	1,003	1,475
All-in cost per unit - $/oz(3)	1,082	1,675

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	163	1,592
- By product revenue	(1)	(65)
- Inventory change	5	(8)
- Amortisation of tangible assets	(44)	(243)
- Amortisation of right of use assets	(1)	(40)
- Amortisation of intangible assets	—	(1)
- Rehabilitation and other non-cash costs	(3)	4
- Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	119	1,235
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(37)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	119	1,198
Gold produced - oz (000)(2)	157	1,076
Total cash costs per unit - $/oz(3)	756	1,114

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Amortisation of tangible, right of use and intangible assets	(1)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	37
Lease payment sustaining	2
Sustaining exploration and study costs	—
Total sustaining capital expenditure	—
All-in sustaining costs	37
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	37
All-in sustaining costs	37
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	2
Other provisions	—
All-in costs	39
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	39
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	(1)
- By product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	—
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(2)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(2)
Gold produced - oz (000) (2)	—
Total cash costs per unit - $/oz (3)	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	178	178	126	116	187	262	—	691
By-product revenue	(1)	(1)	—	(1)	—	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(49)	(49)	(8)	(11)	(22)	(36)	—	(77)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	1	—	1
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—
Lease payment sustaining	5	5	—	—	1	9	—	10
Sustaining exploration and study costs	—	—	—	—	2	—	—	2
Total sustaining capital expenditure	31	31	44	15	4	21	1	85
All-in sustaining costs	164	164	162	119	172	256	1	710
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	(26)	—	—	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	164	164	162	119	146	256	1	684
All-in sustaining costs	164	164	162	119	172	256	1	710
Non-sustaining project capital expenditure	—	—	—	77	8	25	—	110
Non-sustaining lease payments	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	1	1	1	1	—	—	3
Care and maintenance	—	—	—	13	—	—	—	13
Closure and social responsibility costs not related to current operations	1	1	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—
All-in costs	166	166	163	210	181	281	1	836
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	(27)	—	—	(27)
All-in costs adjusted for non-controlling interests and non-gold producing companies	166	166	163	210	154	281	1	809
Gold sold - oz (000)(2)	179	179	103	91	119	242	—	555
All-in sustaining cost per unit - $/oz(3)	919	919	1,573	1,316	1,225	1,059	—	1,233
All-in cost per unit - $/oz(3)	927	929	1,582	2,314	1,290	1,161	—	1,457

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	178	178	126	116	187	262	—	691
- By product revenue	(1)	(1)	—	(1)	—	(1)	—	(2)
- Inventory change	(1)	(1)	(2)	(11)	(3)	(5)	—	(21)
- Amortisation of tangible assets	(46)	(46)	(8)	(10)	(22)	(26)	—	(66)
- Amortisation of right of use assets	(3)	(3)	—	—	—	(10)	—	(10)
- Amortisation of intangible assets	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(3)	(3)	(1)	(8)	5	(8)	—	(12)
- Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	124	124	115	85	167	212	—	579
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(25)	—	—	(25)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	124	124	115	85	142	212	—	554
Gold produced - oz (000) (2)	177	177	101	85	117	237	—	540
Total cash costs per unit - $/oz(3)	699	699	1,134	999	1,214	898	—	1,027

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	176	155	15	346	115	195	53	1	364	—
By-product revenue	(1)	(1)	—	(2)	(40)	(10)	—	—	(50)	—
Amortisation of tangible, intangible and right of use assets	(25)	(37)	(1)	(63)	(11)	(49)	(11)	(1)	(72)	—
Adjusted for decommissioning and inventory amortisation	1	—	—	1	(1)	(2)	—	—	(3)	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	6	6	—	12	—	7	2	—	9	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1	—
Total sustaining capital expenditure	24	62	—	86	11	72	26	—	109	—
All-in sustaining costs	181	185	14	380	75	213	70	—	358	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(5)	—	—	—	(5)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	181	185	14	380	70	213	70	—	353	—
All-in sustaining costs	181	185	14	380	75	213	70	—	358	—
Non-sustaining project capital expenditure	15	—	—	15	—	—	—	—	—	25
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—
Non-sustaining exploration and study costs	6	3	10	19	—	2	2	—	4	31
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	4	1	—	5	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	202	188	24	414	75	219	73	1	368	56
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(6)	—	—	—	(6)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	202	188	24	414	69	219	73	1	362	56
Gold sold - oz (000)(2)	102	118	—	220	67	153	40	—	260	—
All-in sustaining cost per unit - $/oz(3)	1,765	1,571	—	1,725	1,034	1,399	1,818	—	1,371	—
All-in cost per unit - $/oz(3)	1,972	1,592	—	1,880	1,034	1,442	1,893	—	1,626	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	176	155	15	346	115	195	53	1	364	—
- By product revenue	(1)	(1)	—	(2)	(40)	(10)	—	—	(50)	—
- Inventory change	(1)	6	—	5	6	(2)	1	—	5	—
- Amortisation of tangible assets	(20)	(32)	(1)	(53)	(11)	(43)	(9)	(1)	(64)	—
- Amortisation of right of use assets	(5)	(5)	—	(10)	—	(6)	(2)	—	(8)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	(1)	2	(2)	1	—	(1)	(2)	—
- Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)	—
Total cash costs net of by-product revenue	150	125	13	288	68	134	43	(1)	244	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(5)	—	—	—	(5)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	150	125	13	288	63	134	43	(1)	239	—
Gold produced - oz (000)(2)	102	120	—	222	72	151	38	—	261	—
Total cash costs per unit - $/oz(3)	1,469	1,039	—	1,296	872	889	1,129	—	923	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(4)	178	1,400
By-product revenue	(1)	(54)
Amortisation of tangible, intangible and right of use assets	(49)	(213)
Adjusted for decommissioning and inventory amortisation	—	(1)
Corporate administration and marketing expenditure	—	37
Lease payment sustaining	5	33
Sustaining exploration and study costs	—	3
Total sustaining capital expenditure	31	280
All-in sustaining costs	164	1,485
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(31)
All-in costs adjusted for non-controlling interests and non-gold producing companies	164	1,454
All-in sustaining costs	164	1,485
Non-sustaining project capital expenditure	—	150
Non-sustaining lease payments	—	1
Non-sustaining exploration and study costs	1	57
Care and maintenance	—	13
Closure and social responsibility costs not related to current operations	1	7
Other provisions	—	—
All-in costs	166	1,713
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(33)
All-in costs adjusted for non-controlling interests and non-gold producing companies	166	1,680
Gold sold - oz (000)(2)	179	1,035
All-in sustaining cost per unit - $/oz(3)	919	1,405
All-in cost per unit - $/oz(3)	929	1,623

June 2022 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	178	1,400
- By product revenue	(1)	(54)
- Inventory change	(1)	(11)
- Amortisation of tangible assets	(46)	(181)
- Amortisation of right of use assets	(3)	(31)
- Amortisation of intangible assets	—	(1)
- Rehabilitation and other non-cash costs	(3)	(12)
- Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	124	1,109
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(30)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	124	1,079
Gold produced - oz (000)(2)	177	1,023
Total cash costs per unit - $/oz(3)	699	1,055

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(5)
By-product revenue	—
Amortisation of tangible, intangible and right of use assets	(3)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration and marketing expenditure	73
Lease payment sustaining	3
Sustaining exploration and study costs	—
Total sustaining capital expenditure	11
All-in sustaining costs	79
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	79
All-in sustaining costs	79
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	4
Other provisions	1
All-in costs	84
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	84
Gold sold - oz (000)(2)	—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	(5)
- By product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	(1)
- Amortisation of intangible assets	(1)
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(8)
Gold produced - oz (000) (2)	—
Total cash costs per unit - $/oz(3)	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	350	350	238	164	410	488	—	1,300
By-product revenue	(2)	(2)	(1)	—	(1)	(1)	—	(3)
Amortisation of tangible, intangible and right of use assets	(105)	(105)	(19)	(22)	(47)	(75)	—	(163)
Adjusted for decommissioning and inventory amortisation	1	1	1	—	—	1	—	2
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—
Lease payment sustaining	9	9	2	—	1	19	—	22
Sustaining exploration and study costs	—	—	1	—	3	4	—	8
Total sustaining capital expenditure	61	61	103	46	18	65	—	232
All-in sustaining costs	314	314	325	188	384	501	—	1,398
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(58)	—	—	(58)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	314	314	325	188	326	501	—	1,340
All-in sustaining costs	314	314	325	188	384	501	—	1,398
Non-sustaining project capital expenditure	11	11	2	122	20	58	—	202
Non-sustaining lease payments	—	—	—	—	—	2	—	2
Non-sustaining exploration and study costs	2	2	3	2	2	1	—	8
Care and maintenance	—	—	—	45	—	—	—	45
Closure and social responsibility costs not related to current operations	3	3	—	10	—	—	—	10
Other provisions	—	—	—	—	—	3	—	3
All-in costs	330	330	330	367	406	565	—	1,668
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(61)	—	—	(61)
All-in costs adjusted for non-controlling interest and non-gold producing companies	330	330	330	367	345	565	—	1,607
Gold sold - oz (000)(2)	367	367	201	114	258	487	—	1,060
All-in sustaining cost per unit - $/oz(3)	856	856	1,619	1,653	1,267	1,029	—	1,264
All-in cost per unit - $/oz(3)	898	900	1,642	3,229	1,340	1,161	—	1,516

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	350	350	238	164	410	488	—	1,300
- By product revenue	(2)	(2)	(1)	—	(1)	(1)	—	(3)
- Inventory change	(1)	(1)	1	(10)	(1)	(1)	—	(11)
- Amortisation of tangible assets	(100)	(100)	(17)	(21)	(46)	(55)	—	(139)
- Amortisation of right of use assets	(5)	(5)	(2)	—	(1)	(20)	—	(23)
- Amortisation of intangible assets	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(5)	(5)	(1)	(12)	2	(12)	—	(23)
- Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	237	237	218	120	363	399	—	1,100
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(55)	—	—	(55)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	237	237	218	120	308	399	—	1,045
Gold produced - oz (000) (2)	365	365	202	108	258	486	—	1,054
Total cash costs per unit - $/oz(3)	647	647	1,081	1,112	1,200	822	—	991
June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	364	346	30	740	261	435	123	3	822	—
By-product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)	—
Amortisation of tangible, intangible and right of use assets	(60)	(88)	(2)	(150)	(27)	(108)	(25)	(1)	(161)	—
Adjusted for decommissioning and inventory amortisation	1	1	—	2	—	(4)	—	—	(4)	—
Corporate administration and marketing expenditure	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	13	12	—	25	—	15	4	1	20	—
Sustaining exploration and study costs	—	—	—	—	1	1	—	—	2	—
Total sustaining capital expenditure	47	82	1	130	69	193	82	—	344	—
All-in sustaining costs	364	350	29	743	211	506	184	3	904	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	364	350	29	743	195	506	184	3	888	—
All-in sustaining costs	364	350	29	743	211	506	184	3	904	—
Non-sustaining project capital expenditure	15	40	—	55	—	2	—	—	2	52
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	27	8	21	56	1	11	4	1	17	72
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	7	2	1	10	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	406	398	50	854	212	526	190	5	933	124
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(16)	—	—	—	(16)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	406	398	50	854	196	526	190	5	917	124
Gold sold - oz (000)(2)	231	264	—	495	144	334	83	—	561	—
All-in sustaining cost per unit - $/oz(3)	1,573	1,326	—	1,500	1,353	1,519	2,220	—	1,587	—
All-in cost per unit - $/oz(3)	1,757	1,506	—	1,725	1,362	1,582	2,283	—	1,858	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

Operations Australia, America and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	364	346	30	740	261	435	123	3	822	—
- By product revenue	(1)	(3)	—	(4)	(93)	(26)	—	—	(119)	—
- Inventory change	(3)	3	—	—	7	(3)	1	—	5	—
- Amortisation of tangible assets	(49)	(80)	—	(129)	(27)	(94)	(21)	—	(142)	—
- Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(14)	(4)	(1)	(19)	—
- Amortisation of intangible assets	—	—	(1)	(1)	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	3	3	(1)	5	(8)	(12)	—	—	(20)	—
- Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)	—
Total cash costs net of by-product revenue	303	261	27	591	139	285	99	2	525	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(10)	—	—	—	(10)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	303	261	27	591	129	285	99	2	515	—
Gold produced - oz (000)(2)	229	265	—	494	145	331	83	—	559	—
Total cash costs per unit - $/oz(3)	1,321	987	—	1,196	894	858	1,192	—	921	—

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information(4)	350	2,857
By-product revenue	(2)	(126)
Amortisation of tangible, intangible and right of use assets	(105)	(477)
Adjusted for decommissioning and inventory amortisation	1	—
Corporate administration and marketing expenditure	—	73
Lease payment sustaining	9	70
Sustaining exploration and study costs	—	10
Total sustaining capital expenditure	61	717
All-in sustaining costs	314	3,124
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(74)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	3,050
All-in sustaining costs	314	3,124
Non-sustaining project capital expenditure	11	311
Non-sustaining lease payments	—	2
Non-sustaining exploration and study costs	2	153
Care and maintenance	—	45
Closure and social responsibility costs not related to current operations	3	24
Other provisions	—	4
All-in costs	330	3,663
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(77)
All-in costs adjusted for non-controlling interests and non-gold producing companies	330	3,586
Gold sold - oz (000)(2)	367	2,116
All-in sustaining cost per unit - $/oz(3)	856	1,441
All-in cost per unit - $/oz(3)	900	1,695

June 2022 Interim report - www.AngloGoldAshanti.com

For the year ended 31 December 2021

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	350	2,857
- By product revenue	(2)	(126)
- Inventory change	(1)	(6)
- Amortisation of tangible assets	(100)	(411)
- Amortisation of right of use assets	(5)	(63)
- Amortisation of intangible assets	—	(3)
- Rehabilitation and other non-cash costs	(5)	(38)
- Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	237	2,208
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(65)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	237	2,143
Gold produced - oz (000)(2)	365	2,107
Total cash costs per unit - $/oz(3)	647	1,017

June 2022 Interim report - www.AngloGoldAshanti.com

Other information - Exchange rates

	Jun	Jun	Dec
	2022	2021	2021
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	15.40	14.53	14.78
ZAR/USD closing	16.27	14.27	15.99

AUD/USD average for the year to date	1.39	1.30	1.33
AUD/USD closing	1.45	1.33	1.38

BRL/USD average for the year to date	5.07	5.39	5.40
BRL/USD closing	5.24	5.00	5.58

ARS/USD average for the year to date	112.40	91.42	95.21
ARS/USD closing	125.22	95.73	102.75

June 2022 Interim report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Colombian
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this Report on Form 6-K. References herein to the Company’s website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
June 2022 Interim report - www.AngloGoldAshanti.com

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

June 2022 Interim report - www.AngloGoldAshanti.com

Exhibit 22

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 30 June 2022, AngloGold Ashanti Limited (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
June 2022 Interim report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 5, 2022

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance